                                UNITED STATES                    SEC File Number
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                                                                   Cusip Number
                                 FORM 12b-25

                          NOTIFICATION OF LATE FILING

(Check One) _x_ Form 10-K  __ Form 20-F __ Form 11-K  __Form 10-Q  __ Form N-SAR

                 For Period Ended: 10-31-00
                 [  ]     Transition Report on Form 10-K
                 [  ]     Transition Report on Form 20-F
                 [  ]     Transition Report on Form 11-K
                 [  ]     Transition Report on Form 10-Q
                 [  ]     Transition Report on Form N-SAR
                 For the Transition Period Ended:____________________________

 READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM.  PLEASE PRINT OR TYPE

   Nothing in the form shall be construed to imply that the Commission has verified any information contained herein.
--------------------------------------------------------------------------------
    If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
--------------------------------------------------------------------------------

PART I - REGISTRANT INFORMATION

HEALTH MANAGEMENT SYSTEMS, INC.
--------------------------------------------------------------------------------
Full Name of Registrant


--------------------------------------------------------------------------------
Former Name if Applicable

401 Park Avenue South
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Address of Principal Executive Office (STREET AND NUMBER)

New York, NY 10016
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City, State and Zip Code


PART II - RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box)

 _x_     (a)     The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

 _x_     (b)     The subject annual report, semi-annual report, transition
                 report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

 _x_     (c)     The accountant's statement or other exhibit required by Rule
                 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed with the prescribed time period.

As previously announced, Health Management Systems, Inc. (the "Registrant") has elected early adoption of a new accounting policy, commenced a restructuring of certain of its operations, and completed the first of multiple in-process potential divestitures. As a result of the proximity of the foregoing to January 31, 2001, the regularly scheduled filing date for the Registrant's Annual Report on Form 10-K, the Registrant has not been able to complete the compilation of the requisite financial data and other narrative information reflecting the foregoing to enable it to have sufficient time to complete its Annual Report on Form 10-K by the required filing date without unreasonable effort and expense.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

             Alan L.Bendes                  212                 857-5493
         --------------------------     -----------        ------------------
                  (Name)                (Area Code)        (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports been filed? If answer is no identify report(s).
          x  Yes   __ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject
         report or portion thereof?    x  Yes  __ No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

--------------------------------------------------------------------------------

                       Health Management Systems, Inc.
             ------------------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date     1/29/01                     By Alan L. Bendes, Senior Vice President
    ---------------------------        ----------------------------------------


INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the persons signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                   ATTENTION
  Intentional misstatements or omissions of fact constitute Federal Criminal
                       Violations (See 18 U.S.C. 1001).


                              GENERAL INSTRUCTION

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549 in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amendment notification.

5. ELECTRONIC FILERS. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (Section 232.201 or Section 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (Section 232.12(c) of this chapter).


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                                          [HEALTH MANAGEMENT SYSTEMS, INC. LOGO]
                                                                     Nasdaq:HMSY
HEALTH MANAGEMENT SYSTEMS, INC.
401 Park Avenue South
New York, New York  10016
(212) 685-4545
(212) 857-5004 (fax)



Release:  January 8, 2001

Contact:  Tania Anthony, Office of Investor Relations               212-857-5423
          E-Mail: invest@hmsy.com                              (fax)212-857-5004
          http://www.hmsy.com

          HEALTH MANAGEMENT SYSTEMS, INC. ANNOUNCES FOURTH QUARTER AND
                            FISCAL YEAR 2000 RESULTS

New York, NY, January 8, 2001--Health Management Systems, Inc. (Nasdaq:HMSY) announced fourth quarter and fiscal year results today for the period ended October 31, 2000. Consolidated revenue for the fourth quarter and full fiscal year 2000 was $27.4 million and $98.1 million, respectively, compared with $30.2 million and $114.1 million, respectively, for the comparable prior year periods, and net loss per share on a fully diluted basis was $0.05 and $1.46 for the fourth quarter and full fiscal year 2000, respectively, as compared with net earnings per share of $0.12 and $0.43, respectively, for the comparable prior year periods, after giving effect to both the Company's previously announced early adoption of SEC guidelines pertaining to SAB 101 issued at the end of the Company's fiscal year and restructuring costs, including, among other costs, a one-time charge related to a severance arrangement with the Company's co-founder and former CEO.

As previously announced, the Company has implemented a change in accounting in regard to revenue generated from clients seeking reimbursement from third party payors after analyzing the SEC's "Frequently Asked Questions and Answers" bulletin released on October 12, 2000 pertaining to SAB 101. The Company concluded that electing early adoption was prudent given the timing of the above noted SEC bulletin and the Company's fiscal year end. As such, these changes had the effect on the full fiscal year of reducing revenue by $3.0 million and increasing net loss by $500,000, excluding the cumulative adjustment. The cumulative adjustment pertaining to this change as of the beginning of the Company's fiscal year 2000 of $22.0 million is reflected as an after-tax adjustment for fiscal year 2000, and the fourth quarter of fiscal year 2000 is reported in the attached table in accordance with the newly adopted accounting guidelines. The Company will also include in its Annual Report on Form 10-K the disclosures required for the first three quarters of fiscal year 2000 to reflect the application of this accounting change as if the change in accounting had occurred at the beginning of the fiscal year, as required under generally accepted accounting principles.

In addition, as previously announced, the Company began a restructuring during the fourth quarter in order to refocus its business and generate increased operating profitability in fiscal year 2001. The $3.5 million of restructuring costs reflected in the fourth quarter include the costs associated with changes in corporate and information systems management, specific reductions in staff, and vacating of portions of office space in two cities. The Company is also in the midst of planning a restructuring and re-engineering of its operating information systems and administrative infrastructure and expects to incur additional restructuring charges in fiscal year 2001, which are intended to be quantified and refined within the next 60 days. The Company has made a commitment, as a condition of employment, to finance its new CEO's purchase of approximately 1.4 million shares directly from the Company and has made commitments to certain key employees to induce them to stay during the Company's restructuring which may result in a charge in fiscal year 2001 of up to $2.6 million, depending on the completion of divestitures. As previously reported, the Company is considering divesting some of its non-strategic assets. The Company has hired Cain Brothers and Company to assist in some of these potential divestitures.

Bill Miller, HMSY's newly appointed President and Chief Executive Officer, commented: "We are pleased with the changes we have made in my first 90 days in office as noted above. We believe that they demonstrate our ability to seize the moment, make difficult decisions, execute on our plans and continue to move forward toward achieving the goals we have established for the upcoming year. We believe that a fundamental change in our organization is required and will allow us to position ourselves for future accelerated success. We intend to reposition our core business to provide a solid base of operating margin on which to invest in future service offerings, while we accelerate our transformation into a sales-driven organization. I firmly believe that the talent within the Company can accomplish this formidable challenge and have instituted the incentives necessary to retain that talent as we look forward to this year's ambitious agenda."

                                      # # #

HMSY furnishes proprietary information management, data processing and software (including consulting) services to healthcare providers and payors, including government health service agencies. The Company's offerings benefit its clients by enhancing revenue (achieved through improved reimbursability, profitability, and/or collectability), accelerating cash flow, reducing operating and administrative costs, and improving decision-making capabilities (by supplying advanced information analytics). These services include decision support, payor information systems and revenue enhancement, including business office outsourcing, addressing the various types of data generated by the interaction of the participants in the healthcare delivery process: the providers of care, the third-party payors, and the patients.

CERTAIN STATEMENTS IN THIS PRESS RELEASE CONSTITUTE "FORWARD-LOOKING STATEMENTS" WITHIN THE MEANING OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 (THE "REFORM ACT"). SUCH FORWARD-LOOKING STATEMENTS INVOLVE KNOWN AND UNKNOWN RISKS, UNCERTAINTIES, AND OTHER FACTORS WHICH MAY CAUSE THE ACTUAL RESULTS, PERFORMANCE, OR ACHIEVEMENTS OF HMSY, OR INDUSTRY RESULTS, TO BE MATERIALLY DIFFERENT FROM ANY FUTURE RESULTS, PERFORMANCE, OR ACHIEVEMENTS EXPRESSED OR IMPLIED BY SUCH FORWARD-LOOKING STATEMENTS. THE IMPORTANT FACTORS THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE INDICATED BY SUCH FORWARD-LOOKING STATEMENTS INCLUDE, BUT ARE NOT LIMITED TO (I) THE INFORMATION BEING OF A PRELIMINARY NATURE AND THEREFORE SUBJECT TO FURTHER ADJUSTMENT; (II) THE ABILITY OF HMSY TO REDUCE COSTS IN VIEW OF ITS REVISED REVENUE OUTLOOK, TO GROW INTERNALLY OR BY ACQUISITION, TO INTEGRATE ACQUIRED BUSINESSES INTO THE HMSY GROUP OF COMPANIES, AND TO DIVEST NON-STRATEGIC ASSETS; (III) THE UNCERTAINTIES OF LITIGATION; (IV) HMSY'S DEPENDENCE ON SIGNIFICANT CUSTOMERS;
(V) CHANGING CONDITIONS IN THE HEALTHCARE INDUSTRY WHICH COULD SIMPLIFY THE REIMBURSEMENT PROCESS AND ADVERSELY AFFECT HMSY'S BUSINESS; (VI) GOVERNMENT REGULATORY AND POLITICAL PRESSURES WHICH COULD REDUCE THE RATE OF GROWTH OF HEALTHCARE EXPENDITURES AND/OR DISCOURAGE THE ASSERTION OF CLAIMS FOR REIMBURSEMENT AGAINST AND DELAY THE ULTIMATE RECEIPT OF PAYMENT FROM THIRD PARTY PAYORS; (VII) COMPETITIVE ACTIONS BY OTHER COMPANIES, INCLUDING THE DEVELOPMENT BY COMPETITORS OF NEW OR SUPERIOR SERVICES OR PRODUCTS OR THE ENTRY INTO THE MARKET OF NEW COMPETITORS; (VIII) ALL THE RISKS INHERENT IN THE DEVELOPMENT, INTRODUCTION, AND IMPLEMENTATION OF NEW PRODUCTS AND SERVICES; AND OTHER FACTORS BOTH REFERENCED AND NOT REFERENCED IN THIS PRESS RELEASE. WHEN USED IN THIS RELEASE, THE WORDS "EXPECTS," "BEGAN," "EARLY," "EXECUTE," "CHANGES," "MOVE," "COMMITMENT," "RE-ENGINEERING," "MIDST," "ABILITY," "INTENDED," "FUNDAMENTAL," "ACCELERATED," "SALES-DRIVEN," "RESTRUCTURING," "'PROVIDE," "CORE," "REFOCUS," "QUANTIFIED," "DEPENDING," "LOOK," "FIRMLY BELIEVE," "REFINED," "REPOSITION," "INDUCE," "NON-STRATEGIC," "MAY," "REQUIRED," "TALENT," "AGENDA,"
"CONSIDERING," "INSTITUTED," "TRANSFORMATION," "INCENTIVES," "PLAN," "SEIZE," "ALLOW," "SOLID," "DIFFICULT," "PLEASED," "POSITION," "DIVESTING," "CHALLENGE," "AMBITIOUS," "RETAIN," "SUCCESS," "FORMIDABLE," "FUTURE," "ACCOMPLISH," "BASE," "RESULT," "ACHIEVING," AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, AND THE ABOVE DESCRIBED RISKS INHERENT THEREIN.

                                      # # #


HMSY will be conducting its quarterly conference call with the investment community on January 9, 2001 at 9:30 A.M. eastern standard time. The conference call will include listen-only capability for individual investors and interested parties - conference call number (212) 896-6040. The conference call will also be available for playback for one week - call number (212) 857-5423.


                    CONSOLIDATED STATEMENTS OF OPERATIONS
                  ($ In Thousands, Except Per Share Amounts)



                                                                           THREE MONTHS ENDED              TWELVE MONTHS ENDED
                                                                               OCTOBER 31,                       OCTOBER 31,
                                                                             2000          1999                2000          1999
                                                                       -----------  -----------        ------------    ----------
Revenue  ........................................................      $    27,392  $    30,174         $    98,087    $  114,055
                                                                       -----------  -----------        ------------    ----------
    Cost of services
   Compensation..................................................           15,433       16,371              62,986        64,253
   Data processing...............................................            1,118        2,125               4,488         6,746
   Occupancy.....................................................            3,165        2,647              10,788         9,377
   Direct project costs..........................................            2,961        3,242              11,187        11,214
   Other operating costs.........................................            2,784        3,351              11,389        11,328
   Restructuring costs...........................................            3,483           -                3,483             -
                                                                       -----------  -----------        ------------    ----------
                                                                            28,944       27,736             104,321       102,918
                                                                       -----------  -----------        ------------    ----------
    Operating margin (loss)......................................           (1,552)       2,438              (6,234)       11,137
Amortization of intangibles......................................              266          231                 948           840
                                                                       -----------  -----------        ------------    ----------
    Operating income (loss) .....................................           (1,818)       2,207              (7,182)       10,297
Net interest and net other income................................              223          345               1,158         1,277
                                                                       -----------  -----------        ------------    ----------
    Income (loss) before income taxes............................           (1,595)       2,552              (6,024)       11,574
Income tax expense (benefit).....................................             (735)         546              (2,563)        4,091
                                                                       -----------  -----------        ------------    ----------
    Income (loss) before cumulative adjustment...................             (860)       2,006              (3,461)        7,483
Cumulative adjustment, net of tax................................                -            -              21,965             -
                                                                       -----------  -----------        ------------    ----------
    Net income (loss) ...........................................      $      (860) $     2,006         $   (25,426)   $    7,483
                                                                       ===========  ===========        ============    ==========
    Basic earnings (loss) per share before restructuring costs and
        cumulative adjustment....................................      $      0.06  $      0.12         $     (0.09)    $    0.43
    Basic earnings (loss) per share before cumulative adjustment
        only.....................................................            (0.05)        0.12               (0.20)         0.43
    Basic earnings (loss) per share on cumulative adjustment.....                -            -               (1.26)            -
    Basic earnings (loss) per share after cumulative adjustment..      $     (0.05) $      0.12         $     (1.46)    $    0.43
    Weighted average common shares outstanding...................           17,423       17,390              17,467        17,357

    Diluted earnings (loss) per share before restructuring costs
        and cumulative adjustment................................      $      0.06  $      0.12         $     (0.09)    $    0.43
    Diluted earnings (loss) per share before cumulative adjustment
        only.....................................................            (0.05)        0.12               (0.20)         0.43
    Diluted earnings (loss) per share on cumulative adjustment...                -            -               (1.26)            -
    Diluted earnings (loss) per share after cumulative adjustment      $     (0.05) $      0.12         $     (1.46)    $    0.43
     Weighted average common shares and equivalents outstanding...          17,423       17,424              17,467        17,419

                      CONSOLIDATED CONDENSED BALANCE SHEETS
                                ($ In Thousands)



                                                                     OCTOBER 31, 2000  OCTOBER 31, 1999
                                                                     ----------------  ----------------
ASSETS
   Cash and cash equivalents ............................................   $  10,573    $  16,310
   Short-term investments ...............................................       6,167       17,507
   Accounts receivable, billed, net .....................................      24,261       17,001
   Accounts receivable, unbilled, net ...................................        --         41,661
   Other current assets .................................................       7,750        4,516
                                                                            ---------    ---------
     Total current assets ...............................................      48,751       96,995
   Property and equipment, net ..........................................       7,216        7,766
   Capitalized software costs, net ......................................       9,922        7,286
   Goodwill, net ........................................................      12,055       12,762
   Other assets .........................................................       7,389        6,112
                                                                            ---------    ---------
     Total assets .......................................................   $  85,333    $ 130,921
                                                                            =========    =========
LIABILITIES AND SHAREHOLDERS' EQUITY
   Accounts payable and accrued expenses ................................   $  14,502    $  18,050
   Deferred revenue .....................................................       3,687        4,541
   Deferred income taxes ................................................        --         15,967
                                                                            ---------    ---------
     Total current liabilities ..........................................      18,189       38,558
   Other liabilities ....................................................       1,546        1,131
                                                                            ---------    ---------
     Total liabilities ..................................................      19,735       39,689
                                                                            ---------    ---------
   Commitments and contingencies.........................................

   Shareholders' equity..................................................      73,898       98,982
   Less treasury stock...................................................      (8,300)      (7,750)
                                                                            ---------    ---------
     Total shareholders' equity .........................................      65,598       91,232
                                                                            ---------    ---------
   Total liabilities and shareholders' equity ...........................   $  85,333    $ 130,921
                                                                            =========    =========
